UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated June 30, 2026

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

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N/A

(Translation of Registrant's Name)

Suite 3 Level 3, 89 Pirie Street

Adelaide SA 5000 Australia

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):  ☐

Other Events

On June 30, 2026, the Company received a letter from the Listing Qualifications department of The Nasdaq Stock Market ("Nasdaq") notifying the Company that it would be afforded an additional 180 calendar days (or until December 29, 2026) to regain compliance with Nasdaq's minimum bid price requirement.

As previously disclosed, on December 30, 2025, the Company received a notification letter from the Nasdaq Listing Qualifications department stating that, for the prior 30 consecutive business days (through December 23, 2025), the closing bid price of the Company's common stock had been below the minimum of $1 per share required for continued listing on the Nasdaq Capital Market under Nasdaq Listing Rule 5550(a)(2). The initial notification letter stated that the Company would be afforded 180 calendar days (until June 29, 2026) to regain compliance, and that the Company could be eligible for additional time. Although the Company did not regain compliance within the initial 180 calendar day period, Nasdaq determined that the Company was eligible for the additional 180 calendar day period to regain compliance.

In order to regain compliance, the closing bid price of the Company's common stock must be at least $1 per share for a minimum of ten consecutive business days during the additional 180 calendar day period. The Company intends to consider all available options to regain compliance with the Nasdaq listing standards.

The Nasdaq notification has no effect at this time on the listing of the Company's common stock, which will continue to trade uninterrupted under the symbol "IMTE."

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: July 2, 2026

Integrated Media Technology Limited

By:	/s/ Con Unerkov
Name:	Con Unerkov
Title:	Chairman & Chief Executive Officer

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